UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) May 24, 2017



Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Iowa	001-06403	42-0802678
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

_____
(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b) and (c) Winnebago Industries, Inc. is filing herewith a press release issued on May 24, 2017, as Exhibit 99.1 which is included herein. The press release was issued to report that on May 24, 2017, the Board of Directors of Winnebago Industries, Inc. appointed Bryan Hughes to the offices of Treasurer and Chief Accounting Officer effective June 3, 2017. Both of these positions were formerly held by Sarah N. Nielsen. Mr. Hughes' tenure with the Company and his business experience can be found in the Company's Form 8-K filed with the SEC on April 3, 2017, and such information is incorporated by reference herein.

Item 7.01 Regulation FD Disclosure; 8.01 Other Events.

Winnebago Industries, Inc. is filing herewith a press release issued on May 24, 2017, as Exhibit 99.1 which is included herein. The press release was issued to report that on May 24, 2017, the Board of Winnebago Industries, Inc. approved a cash dividend of $0.10 per share of common stock, payable on July 26, 2017 to share holders of record at the close of business on July 12, 2017.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press Release of Winnebago Industries, Inc. dated May 24, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Date: May 24, 2017

By: */s/ Scott C. Folkers*

Name: Scott C. Folkers

Title: Vice President, General Counsel and Secretary



News Release

Contact: Ashis Bhattacharya - Investor Relations - 641-585-6414 - abhattacharya@wgo.net

Media Contact: Sam Jefson - Public Relations Specialist - 641-585-6803 - sjefson@wgo.net

WINNEBAGO INDUSTRIES BOARD OF DIRECTORS APPROVE
QUARTERLY CASH DIVIDEND OF $0.10 PER SHARE

Bryan Hughes to Succeed Sarah Nielsen as Treasurer and Chief Accounting Officer

FOREST CITY, IOWA, May 24, 2017 - Winnebago Industries, Inc. (NYSE:WGO), a leading United States recreation vehicle manufacturer, today announced that on May 24, 2017, the Company's Board of Directors approved a quarterly cash dividend of $0.10 per share payable on July 26, 2017, to common stockholders of record at the close of business on July 12, 2017.

Winnebago Industries also announced today that Chief Financial Officer Bryan Hughes has been appointed by the Board of Directors to the offices of Treasurer and Chief Accounting Officer, effective June 3, 2017. He replaces Sarah Nielsen, who is resigning from those offices and will be leaving the Company effective June 2, 2017.

About Winnebago

Winnebago industries is a leading U.S. manufacturer of recreation vehicles under the Winnebago and Grand Design brands, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motorhomes, travel trailers and fifth wheel products. Winnebago has multiple facilities in Iowa, Indiana, Oregon and Minnesota. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company news releases, visit http://investor.wgo.net.

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